Exhibit 99.1

 July 7, 2022  Leonardo DRS Combination with RADA  Investor Discussion   +

 FORWARD-LOOKING STATEMENTS AND INFORMATION   This presentation includes certain forward looking statements and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronics Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure.    Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time.   We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.     Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this presentation is expressly qualified in its entirety by these cautionary statements.

 ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT   DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.  NO OFFER OR SOLICITATION  This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This presentation does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.  About Leonardo DRS, Inc.     Leonardo DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. The company is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews.  About RADA Electronics Industries Ltd.     RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance

 DRS – OVERVIEW  By Customer  By Channel  BUSINESS OVERVIEW  KEY FINANCIALS ($mm)1  Revenue  Adjusted EBITDA  growth  19%  2%  5%  margin  8%  8%  9%  10%  2021A REVENUE BREAKDOWN1  By Market  Note: Please refer to the appendix for reconciliations to GAAP metrics; “Other” revenue by market related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; 1 Historical financial information adjusted for previously announced divestitures. See the appendix.  Leading provider of advanced defense electronics products and technologies shaping the future battlefield for the U.S. military  Strong technology portfolio and large installed base across the Army & Navy  Top mid-tier position provides agility to respond to customer needs, and a lean cost structure   Market leader in Force Protection, Advanced Sensing, Network Computing and Electric Power & Propulsion markets  Core markets are platform neutral and growing faster than the overall U.S. defense budget

DRS – LARGE INSTALLED BASE ACROSS DIVERSITY OF PLATFORM, DOMAINS AND PRIMES

DOMAIN / SOLUTIONS		KEY PLATFORM POSITIONS			DRS HIGHLIGHTS
	SUBMARINES	 SSBN - Columbia	 SSN - Virginia	 SSBN - Ohio	✓ Sole-source position on integrated propulsion system for entire Columbia Class fleet
	SURFACE SHIPS	 Aircraft Carriers	 Destroyers	 Amphibious Transport Dock	✓ DRS content on nearly 100% of U.S. Navy Combatant Vessel Fleet
	GROUND VEHICLES	 Stryker M SHORAD	 M-1 Abrams	 M-2 Bradley	✓ Mission command computing system on nearly every Army ground vehicle
	DISMOUNTED WARFIGHTER	 FWS-I Weapon Sights	 Dismounted EW	 JETS	✓ 20+ year incumbency on dismounted soldier sensing
	AIRCRAFT	 Apache	 Seahawk	 F-35	✓ Infrared countermeasure capabilities driving strong positions on U.S. Army programs of record and next generation navy systems

Advanced sensing | Network computing | Force protection | Electric power & propulsion

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© 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

DRS OF TODAY – FRANCHISE POSITIONS ACROSS RAPIDLY GROWING SEGMENTS OF THE U.S. DEFENSE MARKETS

KEY MARKETS	ANNUAL MARKET SIZE[2]	GROWTH OUTLOOK[2,3]	FRANCHISE DRS POSITIONS		
Advanced Sensing *25% revenue*[1]	✓ $7.6bn	✓ +5%	✓ 3rd Generation Infrared Sensing ✓ Joint effects targeting system		
Network Computing *22% revenue*[1]	✓ $3.3bn	✓ +4%	✓ Mounted family of computer systems ✓ Naval comprehensive display systems		
Force Protection *18% revenue*[1]	✓ $3.1bn	✓ +4%	✓ M-SHORAD short range air defense ✓ SH-60 aircraft protection system (DAIRCM)		
Electric Power & Propulsion *19% revenue*[1]	✓ $5.2bn	✓ +10%	✓ Columbia class electric power and propulsion ✓ Patriot battery on board vehicle power		

Note: Remaining 16% of revenue related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; [1] Historical financial information adjusted for previously announced divestitures. See the appendix. [2] Per third-party research and DRS management estimates for FY 2022 funding; [3] Projected FY 22 – 26 CAGR

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 DRS AN EVOLUTION OF SUCCESS  DRS Revenue Over Time  Counter UAS  Trophy Active Protection  2016  $2.7B  $2.8B  Thermal Weapon Sights  MFOCS  Aircraft Survivability  Columbia Class Submarine  Ground Vehicle Sensors  2017  2018  2019  2020  $1.8B  $1.9B  $2.3B  A Legacy of Performance – A Foundation for Growth  * Includes GES  $2.9B  2021  Next Generation Pilot Training

 ADVANCED SENSING – A LEGACY OF PERFORMANCE, A FOUNDATION FOR GROWTH      Past  Present  Future  Significance  Market Forces  Program  Leadership History on Key Programs Continues to Drive Future Opportunities  DRS LEGACY  MARKET FORCE  CONTINUED EVOLUTION / FUTURE  Night Vision Proliferation  FWS-I “Rapid Target Acquisition” (Thermal Weapon Sights)  Night Vision Goggles (ENVG)   Ground Vehicle Sensing - Includes 2nd and 3rd Gen capabilities   Selected for FWS-I $590M Contract  Contracted for Next Generation IVAS Goggles  One of three companies with 3rd Gen capabilities   15+ Years  Soldier Sensing   30+ Years  Vehicle Sensing  INCUMBENCY   Surface-to-Air Missile   (“SAM”) Proliferation  “Distributed Aperture” ICRM missile warning and laser defeat  Program of Record for US Army Helicopters   Development Program for US Navy  DRS in Production of IRCM Components and Systems  Expand to Additional Platforms and Drones  10+ Years  Missile Warning & Detection   5 Years   Infrared Counter Measures

 NETWORK COMPUTING – DELIVERING RELIABLE COMPUTING SOLUTIONS FOR OVER 20 YEARS      Past  Present  Future  Significance  Market Forces  Program  Leadership History on Key Programs Continues to Drive Future Opportunities  DRS LEGACY  MARKET FORCE  CONTINUED EVOLUTION / FUTURE  INCUMBENCY   Battlefield Communication   Battle Management System included on nearly all U.S. ground vehicles  Supplied over 300,000 Computers and Display Systems  International Market Penetration for BMS  Helped Army define Mounted Mission Command  Trusted and Cyber Assured Computing  GPS Denied Positioning (APNT)  Integrated Sensing & Advanced Communications  25+ Years   Mounted   Computing  Computing   as a Service  Skills for internal cloud computing structure  Under contract for all U.S. submarine combat systems  DRS Designing and Producing Every U.S. Submarine Computing System  25+ Years   Shipboard, Displays & Computing

 INTEGRATED SOLUTIONS IN ELECTRIC POWER AND FORCE PROTECTION FOSTERING GROWTH      Past  Present  Future  Significance  Market Forces  Program  Leadership History on Key Programs Continues to Drive Future Opportunities  DRS LEGACY  MARKET FORCE  CONTINUED EVOLUTION / FUTURE  Nuclear   Recapitalization & Adversary Submarines  DRS Selected for Electric Drive and Propulsion System components  Power Conversion and Switchgear Provider  Only provider of Arc-Fault Protection Systems  DRS in Production of Ship Electric Drive Components  Columbia IPS opening additional ship class opportunity – fueling growth  Energy Magazine to allow for additional high energy weapons and computing needs  5 + Years   Columbia Development  30+ yrs  Power Distribution and Conversion  Drone (UAV) Proliferation  Anti-Tank Missiles and RPG Proliferation  DRS teamed with Rafael to bring Trophy to U.S.  Helped Army test and procure Trophy  Mission Equipment Package Integrator for MSHORAD Program  Won contract for CUAS and SHORAD in <18 months – prototype for Army’s rapid development initiatives   3 Years  Counter UAS   3 Years  Active Protection Systems   DRS Delivers Three Brigades of Trophy, Helping Shape Future APS Requirements  Allowing for Next Generation Vehicle Protection Suite   DRS to Produce IM-SHORAD Equipment Under Contract to GD  Single Vehicle Non-Kinetic CUAS Solution  High Power Microwave Solutions w/ size weight and power advantages   INCUMBENCY

 Leading Technologies – Driving the Future

DRS OF TOMORROW – KEY GROWTH DRIVERS THAT ARE SHAPING THE BATTLEFIELD OF THE FUTURE

CAPABILITY	DRIVERS OF CAPABILITY NEED	DRS OPPORTUNITY
Integrated Sensing	• **JADC2,** requires integration of sensing and connectivity • As a result, **Future Army, USMC, USAF and Naval platforms** require increased sensing capabilities	✓ Integrated sensing, communications, and computing to make sense of the battlefield
Space Sensing	• **Hypersonic threats** driving new space sensing requirements • **Space Force Architecture** includes LEO constellations with frequent sensor upgrades to address evolution of threats	✓ Multiple new satellite Constellations planned: IR Sensing at LEO and MEO Orbits RF and Optical Communications at LEO Orbits
Short Range Air Defense	• Proliferation of **Weaponized Drone** Technology • Increased demand signals in **current geopolitical environment** • Proliferation of **rocket, artillery and mortars**	✓ Multi-billion short-range air defense opportunity identified in the U.S. and globally[1] ✓ Counter-unmanned aerial systems opportunity
Electrification	• **Increased Power flexibility needs** for Sensing, Computing, Directed Energy Weapons • Increased **acoustic performance requirements** • Focus on **China and Russia threats**	✓ $300mm annual Columbia Class incumbency through 2032[1] ✓ $6bn electrification opportunity across new ship classes including DDGx and SSNx[1]

New / Adjacent Markets – Fostering Phase II of Above Market Growth

[1] DRS management estimate

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© 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

 ELECTRICIFICATION OF THE NAVY   COLUMBIA ELECTRIC PROPULSION DEVELOPMENT CREATING MARKET DISCRIMINATOR   The Benefits of Electric Propulsion   Longer Endurance   Higher Efficiency & Lower Maintenance   ‘Surge Power’ Capabilities   Noise / Acoustic   The Opportunity for Electric Propulsion  Surveillance Ships   Next Gen Attack Submarine  Surface Ships   Korean KDD(X)  $6 Billion Market Potential for Electric Propulsion

SHORT RANGE AIR DEFENSE – PROTECTING AGAINST TODAY'S THREATS

Our emerging Initiatives derive from the evolving threat environment…

Different battlefields…
Different adversaries
Different threats…


Armed UAS
Aerial Loitering Munitions
ATGM Proliferation
Inadequate Vehicle Protection
Nimble ATGM Capability

CURRENT FORCE PROTECTION COLLABORATION

- **RADA tactical radars are the "eyes" of DRS' force protection solution** for the Stryker M-SHORAD platform
- The conflict in Ukraine highlights the need for Short-Range Air Defense solutions, which are now one of global defense industry's highest priorities


STRYKER M-SHORAD
MISSION EQUIPMENT PACKAGE (MEP)
XM914 (30mm)
M240 (7.62mm)
Stinger
MX-GCS EO/IR
Longbow HELLFIRE
RIwP* Turret
IFF Antenna
MHR

LEONARDO DRS

- *System designer and integrator of M-SHORAD force protection system*

RADA

- *Provides advanced tactical radars (MHR) critical to System provided by DRS*

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© 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

 INTEGRATED SENSING – EFFICIENCY IN DECISION MAKING      System designer and integrator of an integrated solution for warfighters  +  FUTURE COLLABORATION OPPORTUNITIES  FUTURE AUTONOMOUS VEHICLE  Sensors   Cognitive Computing  Adaptive Propulsion  Force Protection  Communication  Current sensing, communications, propulsion and computing systems are federated and aligned to individual soldiers   Combination provides combined company with enhanced ability to provide a differentiated, integrated solutions to warfighters  Integrated Solution  Sensing Systems  Comms Systems  Computing Systems  Active Protection System  Propulsion System  Information is selectively shared  Ground Vehicle Examples  CURRENT SYSTEMS ARE FEDERATED & CLOSED  Each system is aligned to a Soldier in the platform

 SPACE SENSING – THE NEXT GENERATION OF MISSILE DEFENSE   DRS to Play a Critical Role in Missile Detection   Marketing Leading Size, Weight and Power sensing advantages leading DRS to penetrate space payload market   Figure 14: Space-Based Sensors Enable Low-Altitude Target Tracking  Source: CSIS Missile Defense Project  Low Earth Orbit Satellites (LEOs) & Hypersonic Missiles are changing the space sensing market   Figure 9: Defense-Wide Missile Defense Space Programs, 2016-2025  SDA is now the majority of the DoD space market, growing to $2B/year over the next few years.  *Appropriated dollars **Based on 2021 budget ***No FYDP data released

 Combined Company Financials

COMBINED FINANCIAL HIGHLIGHTS

LARGE INSTALLED BASE AND DIVERSE PORTFOLIO	• Alignment with diverse set of high-growth DoD programs • Installed base across variety of defense platforms • Resilient to budget changes: No contract >10% of revenue, platform independent go-to-market approach
HIGHLY VISIBLE REVENUE PROJECTIONS	• Foundational defense programs / track record of retaining incumbent positions resulting in high confidence revenue outlook • 9% PF historical revenue growth (2018-2021) • Technical capabilities, market alignment and contract incumbencies driving long term growth that will exceed defense peers
MARGIN EXPANSION FROM LIFECYCLE TRANSITION	• Program lifecycle transition from development to production, operational improvements, transaction synergies and organic revenue growth will drive continued margin expansion • >300bps of margin expansion between 2018 and 2021 • 150-200bps of margin expansion through 2023, with mid-teens margins targeted longer term
STRONG EARNINGS GROWTH OUTLOOK	• 22% Adj. EBITDA CAGR between 2018-2021 as a result of strong earnings growth and margin expansion • Low double-digit Adj. EBITDA CAGR expected through 2023 and over longer-term

Note: Peer data based on public filings, FactSet; Peers include General Dynamics, L3Harris, Lockheed Martin, Northrop Grumman, Raytheon Technologies, Elbit Systems, Curtiss-Wright, Mercury Systems, Chemring; [1] Based on RADA current share price, fully diluted RADA share count of ~51.5 (pre-deal) and 80.5% PF ownership for DRS; [2] Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics

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© 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

 COMBINED HISTORICAL FINANCIALS (EXCLUDING PREVIOUSLY ANNOUNCED DIVESTITURES, $MM)        Growth:  Margin:  REVENUE1  ADJUSTED EBITDA2  2018–2021 CAGR: 9%  2018–2021 CAGR: 22%        ADJUSTED NET INCOME2  ADJUSTED FREE CASH FLOW2  NM  28%  58%  Adj. NI Conversion3:  121%  92%  52%  Growth:  20%  3%  5%  8.0%  8.2%  9.2%  11.2%  Note: Please refer to the appendix for reconciliations to GAAP metrics; 1 Combined revenue has been adjusted for intercompany eliminations; 2 Combined Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow represent the sum of Adjusted EBITDA, Net Income or Adjusted Net Income and Free Cash Flow or Adjusted Free Cash Flow, respectively, of RADA and DRS; 3 Defined as Adjusted Free Cash Flow Divided by Adjusted Net Income

       BALANCE SHEET FLEXIBILITY FOR M&A AND DIVIDEND DISTRIBUTION  3/31/22A Q1 Net  Debt / (Cash)1  $263  ($66)  $197  3/31/22A Last Twelve Months (LTM) Adj. EBITDA  $2812  $24  $305  Q1 2022 Net Debt (Cash) / Adj. EBITDA  0.9x  (2.8x)  0.6x  Mid-Cap   Defense  Large-Cap   Defense  COMBINED BALANCE SHEET DETAIL  Q1 LTM NET DEBT / ADJ. EBITDA  Note: Financial information represents a combined view of the two entities excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics; 1 Net financial debt, excludes Leonardo DRS finance leases; 2 Adjusted for impact of previously announced divestitures  Estimated to be <0.5x at close  +  +

    COMBINED 2023 TARGETS AND LONGER TERM OUTLOOK   Mid single-digit CAGR from 2021A combined base of $2,733mm  High single-digit CAGR   Balance sheet flexibility supports investments in inorganic growth (M&A)   Adj. EBITDA margin expansion of 150-200 bps from 2021A combined base of 11.2%  Low double-digit Adj. EBITDA CAGR from 2021A base of $305mm  Adj. EBITDA margins in the mid-teens  Low double-digit adjusted Adj. EBITDA CAGR  Mid-teens adj. net income CAGR from 2021A combined base of $179  Low double-digit adj. net income CAGR  Adj. net income conversion to adjusted free cash flow greater than or equal to 90%  Adj. net income conversion to adjusted free cash flow greater than or equal to 90%  REVENUE   ADJUSTED EBITDA  ADJUSTED NET INCOME  2023 TARGETS (ORGANIC)  LONGER TERM OUTLOOK  ADJUSTED FREE CASH FLOW  Note: Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics

 Valuation Enhancement Opportunity

 Performance Driving Increased Value Potential   COMBINED DRS GUIDANCE VERSUS CONSENSUS PEER ESTIMATES  Combined business is well positioned versus expectations for peers on both EBITDA growth and Revenue growth metrics  REVENUE CAGR – 2021-2023   EBITDA CAGR – 2021-2023

Value Enhancement Opportunity

RADA IMPLIED VALUATION

DRS 2021A EBITDA		$278	
DRS contribution multiple	**12.0x**		**14.0x**
DRS TEV	**$3,336**		**$3,892**
(-) DRS 3/31/22A Net Debt		(263)	
DRS Equity Value	**$3,073**		**$3,629**
(/) DRS PF Ownership		80.5%	
PF Combined Equity Value	**$3,817**		**$4,508**
(x) RADA PF Onwership		19.5%	
RADA Implied Equity Value	**$744**		**$879**
(/) FDSO	52.0		52.4
RADA Implied Share Price	**$14.33**		**$16.77**
vs. 7/6/2022 share price of $7.76	*185%*		*216%*

DEAL ECONOMICS OVERVIEW

- ✓ Illustratively, assuming a 12x multiple on DRS 2021 EBITDA results in an enterprise value of ~$3.3bn and equity value of ~$3.1bn
- ✓ Since DRS will own 80% of the combined business, this implies a ~$3.8bn equity value for the combined company and an equity value for RADA of $744mm or $14.33 / share
- ✓ We view 12x as a conservative multiple, with comparable SMID-cap defense electronics and defense primes trading at an average of 13.5x 2021 EBITDA
- ✓ **Assuming the combined company executes on its guidance for double digit earnings growth per annum and achieves a low to mid teens TEV / EBITDA multiple, there is material upside in RADA's share price from current levels**

TEV / 2021A EBITDA



Average: 13.5x
SMID-cap defense electronics
Defense primes
17x
17x
17x
14x
12x
12x
12x
11x
10x
NORTHROP GRUMMAN
Elbit Systems
mercury
L3HARRIS
GENERAL DYNAMICS
Raytheon Technologies
CURTISS-WRIGHT
Chemring

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© 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information.

GAAP RECONCILIATIONS

 RADA RECONCILIATIONS  (US dollars in millions)  2018  2019  2020  2021     2021 Q1  2022 Q1  LTM  Net income (loss)  ($0.2)  ($2.3)  $5.6   $25.1   $3.8   ($0.7)  $20.6   Tax expense  0.0   0.0   0.0   (4.9)  0.0   (0.2)  (5.0)  Financial expense (income), net  0.3   0.2   (0.2)  0.2   (0.2)  (0.0)  0.4   Depreciation  0.8   1.2   2.3   3.7   0.8   1.2   4.1   Employee option compensation  0.9   1.1   1.4   3.0   0.5   0.9   3.4   Other non-cash amortization  0.0   0.1   0.5   0.2   0.0   0.1   0.3   Adjusted EBITDA  $1.8   $0.4   $9.7   $27.3   $4.8   $1.3   $23.8   Adjusted EBITDA  (US dollars in millions)  2018  2019  2020  2021  Net cash provided by (used in) operating activities  ($3.9)  ($3.5)  $3.6  ($4.4)  Purchase of property, plant and equipment  (0.9)  (4.1)  (4.9)  (6.2)  Construction in process  (0.3)  (0.5)  (0.1)  0.0   Consideration from fixed asset sale  0.3   0.0   0.0   0.0   Free cash flow  ($4.8)  ($8.0)  ($1.3)  ($10.5)  Free Cash Flow

 LEONARDO DRS RECONCILIATIONS  ($ in millions)  2018  2019  2020  2021  Total revenues  $2,333  $2,714  $2,778  $2,879  Less divestiture impact  $256  $236  $254  $232  Revenue less divestitures  $2,077  $2,478  $2,524  $2,647  Revenue (Adjusted for Previously Announced Divestitures)  ($ in millions)  2018  2019  2020  2021     2021 Q1  2022 Q1  LTM  Net earnings  ($10)  $75  $85  $154  $28  $36  $162  Income tax provision  (7)  20   27   46   13   12   46   Amortization of intangibles  93   9   9   9   2   2   9   Depreciation  35   42   44   49   12   13   50   Restructuring costs  14   20   12   5   0   0   5   Interest expense  58   65   64   35   9   8   34   Deal related transaction costs  0   0   9   5   4   2   3   Foreign exchange  3   0   1   1   0   0   1   COVID-19 response costs  0   0   12   6   3   0   3   Non-service pension expense  1   3   5   0   0   0   0   Adjusted EBITDA  $187  $234  $268  $310  $71  $73  $312  Less divestitures:  Net earnings  15   20   28   22   4   4   22   Income tax provision  5   6   8   7   1   1   6   Depreciation  1   1   1   3   1   0   2   Adjusted EBITDA less divestitures  $166  $207  $231  $278  $64  $68  $281  Adjusted EBITDA

 LEONARDO DRS RECONCILIATION (CONT’D)  Adjusted Free Cash Flow  ($ in millions)  2018  2019  2020  2021  Net cash provided by operating activities  $105  $157  $125  $178  Less capital expenditures, net  40   55   56   60   Proceeds from sale of assets  0   8   5   0   Free cash flow  $65  $110  $74  $118  Less divestitures  10   30   19   34   Free cash flow less divestitures  $54  $80  $56  $84  Third party debt interest adjustment  44   46   44   15   Deal related transaction costs  0   0   9   5   Covid-19 response costs  0   0   12   6   Less Tax Impact  10   11   15   6   Adjusted free cash flow less divestitures  $88  $115  $105  $104  ($ in millions)  2018  2019  2020  2021  Net earnings (loss)  ($10)  $75  $85  $154  Deal related transaction costs  0   0   9   5   Covid-19 response costs  0   0   12   6   Adjusted net income  ($10)  $75  $106  $165  Less divestiture impact  15   20   28   22   Adjusted net income excluding divestitures  ($25)  $55  $77  $143  Third party debt interest adjustment  44   46   44   15   Less Tax Impact  10   11   14   5   Adjusted net income less divestitures  $9  $91  $107  $153  Adjusted Net Income

 COMBINED COMPANY RECONCILIATIONS  ($ in millions)  2021  Total Revenues  Leonardo DRS  $2,647  RADA  117   Elimination Intercompany  (31)  Combined Revenue  $2,733  Combined Revenue (Adjusted for Previously Announced Divestitures)  ($ in millions)  Leonardo DRS   RADA   Combined      Intercompany with Parent  $ 367   $ 0   $ 367    Finance leases and other  164   0   164   Short term borrowings  9   0   9      Total Debt  $540  $0  $540     Less Finance leases and other  164   0   164   Less Cash and cash equivalents at the end of period  113   66   179      Net Financial Debt  $263  ($66)  $197  March 31, 2022 Net Financial Debt

 COMBINED COMPANY RECONCILIATIONS  ($ in millions)  2021  Total Revenues  Leonardo DRS  $2,647  RADA  117   Elimination Intercompany  (31)  Combined Revenue  $2,733  Combined Revenue (Adjusted for Previously Announced Divestitures)  ($ in millions)  Leonardo DRS   RADA   Combined      Intercompany with Parent  $ 367   $ 0   $ 367    Finance leases and other  164   0   164   Short term borrowings  9   0   9      Total Debt  $540  $0  $540     Less Finance leases and other  164   0   164   Less Cash and cash equivalents at the end of period  113   66   179      Net Financial Debt  $263  ($66)  $197  March 31, 2022 Net Financial Debt

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